

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

<u>Via U.S. Mail</u>
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp**
> **Item 4.01 Form 8-K**
> **Filed March 17, 2014**
> **File No. 000-51976**

Dear Mr. Irvine:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K, filed March 17, 2014</u>

1. Please revise your disclosure to indicate whether there were any disagreements with Kenne Ruan, CPA, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the satisfaction of Kenne Ruan, CPA, P.C. would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report (if they had issued a report) during the period from the date they were engaged on October 5, 2013 through the date of their resignation on November 24, 2013.

2. Please revise your disclosure to indicate whether there were any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K during the period from the date Kenne Ruan, CPA, P.C. was engaged on October 5, 2013 through the date of their resignation on November 24, 2013.

3. Please have Kenne Ruan, CPA, P.C. review your revised disclosures and furnish you with a letter indicating whether or not they agree with your revised disclosures. Please file this letter as Exhibit 16 to your amended Form 8-K. Please note that the Exhibit 16 letter should be dated shortly before the date that you file your amended Form 8-K, and providing an Exhibit 16 letter dated three months prior to the date that you file your Form 8-K is not acceptable.

4. We note that you filed one Item 4.01 Form 8-K on March 17, 2014 reporting both the resignation of Kenne Ruan, CPA, P.C. on November 24, 2013, and the engagement of Jimmy P. Lee, CPA, P.C. on February 24, 2014. Please note that the resignation or dismissal of an independent accountant or its refusal to stand for re-election is a reportable event separate from the engagement of a new independent accountant and on some occasions two separate reports on Form 8-K are required. We remind you that the Item 4.01 Form 8-K reporting the resignation was due within four business days after the date of such resignation, or by November 29, 2013. The Item 4.01 Form 8-K reporting the engagement was due within four business days after the date of such engagement, or by February 28, 2014. Please refer to General Instruction B.1. of the General Instructions to Form 8-K. Please confirm your understanding.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief